BLUESTAR
SENIORTECH

The BlueStar Team

Leadership Team & Shareholder Biographies
Customer & Employee Testimonials

September 2020, Version 1.02

Topics

1

Introduction

The BlueStar Mission

This Mission / Vision / Guiding Principles statement has remained unchanged since 2015.

It hangs on the wall, poster-sized, on the sales floor.

It is dated Jan 2017 because we had it signed by new members of the management team.

Our beliefs are immutable and our dedication to serve resolute.

BLUESTAR HONORCARE

Mission: We help seniors in veteran families live better: safe, healthy, connected.

Vision: We will be the leading provider of services that help seniors maximize their golden years. We will positively touch a million American families.

Guiding Principles:

Customers = Family. We treat customers the way we want our family treated.

Integrity. At all times, with everyone, we are absolutely open and honest.

Gratitude. Each day, we remember the debt of gratitude we owe those families who have served our nation.

Trust. We work every day to earn the trust of our customers.

Team. We work hard as a team. Our service to our customers can never be better than the quality and cohesion of our team.

Innovation. We break barriers to be better, faster, cheaper, safer, bigger, different. We are flexible, agile, quick.

Initiative. We default to action. Individual team members are always authorized to do what is right, per these guiding principles.

Signed this 3rd day of January, 2017:

Rob Wray, Gordon Russell, Josh Winston, David Coakley, Jeff Papaleo

Sandy Daniels, Preston Weir, Tim Wilda, Ryan Miner, Maryam Parsa

Ivette Andrade, Al Stockton, Brett Kempler, Kristin Wilda

The Wray Family: We know what it means to serve!

Our Parent's Generation

- **Uncle** *WWII*
- **Uncle** *WWII*
- **Uncle** *WWII KIA*
- **Uncle** *Vietnam*
- **Father** *Vietnam*
- **Father-in-Law** *WWII*
- **Uncle** *WWII*
- **Uncle** *Korea*

Our Generation

- **Brother-in-Law** *Lebanon*
- **Brother** *Korea*
- 
- **Brother**
- **Brother-in-Law** *Afghanistan*

Our Children's Generation

- **Nephew**
- **Nephew** *Afghanistan*
- **Daughter-in-Law**
- **Son** *Europe, Africa*
- **Son** *South China Sea*
- **Son-in-Law** *Africa*

U.S. Military Branches: Air Force Army Marines Navy

2

Executive Biographies

Chief Executive Officer (CEO): Rob Wray



Snapshot

- *Retired two-star Navy admiral*
- *Managed a $3B budget in the Navy*
- *Led a 300-person division for SAIC*
- *Mechanical engineer with grad degrees from the Navy War College & Georgetown University*

A Mechanical Engineer from the US Naval Academy in Annapolis, Wray spent seven years of active duty as a nuclear engineer on Navy surface ships, carriers, and submarines. Transferring to the reserves, he enjoyed a varied 20-year career in business as a serial entrepreneur, running companies in manufacturing, hospitality, technology, consulting, and construction. During this period, he invented an electrical device, had it patented, and then built a company to manufacture and sell it into the commercial industry market. The company later became Energy-Online, and was sold to Pace Global Energy, which was in turn acquired by Siemens. Later, Wray was manager for a 300-person division of Science Applications International Corporation (NYSE: SAIC). He was brought in to turn around a division whose revenues were dropping 20% annually. Over three years, he arrested the losses and brought the division back to 20% growth; as a result, he was recognized as one of the top 50 employees among the 47,000 employees of SAIC at the time.

During this time, Wray continued his service in the Navy reserve, and was promoted to Captain in 2000. In 2004, he was mobilized to the Pentagon and to Baghdad, where he was awarded the Bronze Star for meritorious service while under enemy fire. In 2007 he was promoted to Admiral and placed back onto full-time active duty for six years, where, among other positions, he led a $3.5 billion (revenue) profit-and-loss organization with 10,000 employees. He was also Vice Commander of all US Navy forces in Europe and Africa. He retired in November of 2013 as a two-star Admiral, moved back to Washington DC to start BlueStar.

He has a Masters from Georgetown University's school of business, is a licensed professional engineer, holds a patent, has written two books, and is a frequent professional speaker on leadership and management. He is an adjunct professor on the faculty of the Uniformed Services University of the Health Sciences at Walter Reed in Washington. He was Vice-Chairman of the Board of Vinson Hall, which is the Navy/Marine Corps/Coast Guard's continuing care retirement center (CCRC) in Washington, a $30M (rev) organization caring for some 500 residents. He is the President Emeritus of The Flag and General Officers Network, a 501.c.19 War Veterans Organization.

He and his wife Maryellen have 6 children, 4 kids-in-law, and 8 grandchildren. His interests include sailing, reading history, playing the piano, the Red Sox, and avoiding yard work.

Navy Bio: www.navy.mil/navydata/bios/navybio.asp?bioID=383 Wikipedia: https://en.wikipedia.org/wiki/Robert_O._Wray

Chief Operating Officer (COO): Gordon Russell



Snapshot

- *40 years of experience in management and administration*
- *Two-star admiral in the Navy Reserve*
- *Managed national team of 7,000 personnel*

Gordon Russell is the Chief Operating Officer at BlueStar SeniorTech.

Mr. Russell retired from the Navy as a Rear Admiral in 2014. Prior to his retirement, he served as Commander, Information Warfare Reserve Command. In this capacity, he was responsible to recruit, train, and professionally develop, 6800 personnel across the country to provide information warfare (intelligence, cyber, IT, space and oceanography) support to forty-four active duty commands world-wide, and to have these personnel ready to deploy across the globe to support contingencies and combat operations.

Prior to being promoted to Rear Admiral, Mr. Russell served in a variety of senior leadership positions in the Navy Reserve, leading organizations ranging in size from 250 to 3,600.

In his civilian capacity, Mr. Russell was employed in higher education administration by the University of Colorado at Boulder for over 29 years, retiring in 2010. While there he served in a number of positions, including Director of the Student Activities Office, Assistant to the Vice Chancellor, Acting Registrar, and Associate Registrar.

Mr. Russell was born in Whidbey Island, Washington, and holds a Bachelor of Arts degree in International Relations from the University of Colorado at Boulder. He is a member of the Military Officers Association of America (MOAA), Association of the United States Navy. He is married to the former Lynne McArdle of Kailua, Hawaii, and they have two married children and two grandchildren.

Navy Bio: www.navy.mil/navydata/bios/navybio_ret.asp?bioID=540

Chief Marketing Officer (CMO): Doug Foster



Snapshot

- *12 years at prestigious ad agencies*
- *First CMO at 7-Eleven*
- *CMO at Jackson Hewitt Tax Services and The Scooter Store / Alliance Health*

Chief Marketing Officer (CMO) Doug Foster is a seasoned executive with C-suite experience in companies ranging from start-ups to Fortune 100-sized enterprises. He served as 7-Eleven's first CMO and has been CMO of the world's largest durable medical equipment company as well as senior living – senior care (memory care / skilled nursing) enterprises.

Doug began his career in advertising and was Senior Vice President of J. Walter Thompson in New York. He also worked at industry-leading ad agencies such as Doyle Dane Bernbach (DDB) and Saatchi & Saatchi.

He has particular expertise in:

- Business and Marketing Strategy // Marketing to Seniors
- Creative Branding // Market research
- Customer experience design and management // Pricing optimization
- Creative management // Advanced marketing technology (Martech)

He is the recipient of six EFFIE Awards for marketing effectiveness and a Cannes Film Festival Gold Lion Winner for marketing promotion. He has been recognized by the Wall Street Journal, the New York Times and trade publications for his promotional work. Adweek wrote about one of his projects: "*One of the most innovative marketing campaigns ever created*."

Doug is a graduate of the United States Naval Academy in Annapolis, Maryland where he served as president of his class and currently serves as a trustee on the US Naval Academy Foundation.

He and his wife Lisa have two children, Grant and Avery and reside in the Grapevine Texas area.

LinkedIn: www.linkedin.com/in/douglas-foster/

3

Management Team

BlueStar Management Team [1/3]



Chief Executive Officer: Rob Wray

A retired two-star Navy admiral, Rob brings years of experience in business, manufacturing, engineering, and leadership. Author, speaker, and technologist, he has managed business teams ranging in size from 2 to 10,000. He managed a $3 B P&L for the Navy and ran a 300-person division for SAIC. A licensed professional engineer, he holds a patent and has written two books. A mechanical engineer from USNA, he has post-grad degrees from the Navy War College and from Georgetown University.



Chief Operating Officer: Gordon Russell

40 years of experience in management and administration, both at the university level at the University of Colorado, and as a two-star admiral in the Navy Reserve, during which he managed a national organization of 7000 personnel. Recognized by senior leadership for regularly delivering operational results greater than his peers.



Chief Marketing Officer: Doug Foster

After military service, Doug spent 12 years at prestigious ad agencies such as J. Walter Thompson (JWT), Doyle Dane Bernbach (DDB), and Saatchi in New York. Following that, he was the first CMO at 7-Eleven, and served in the same role at Jackson Hewitt Tax Services, and The Scooter Store / Alliance Health. He most recently founded NovaLex Consulting, a data-driven strategy and marketing consultancy. His skills in national branding and marketing, senior services, and direct response are a perfect fit to support BlueStar growth.

BlueStar Management Team [2/3]



VP/Sales: David Coakley

30 years of start-up & management experience. He successfully founded, grew, and sold two multi-million-dollar companies: Comstor, which was sold to Sage Technology (NYSE:ADA), and GovCon, which was sold to VerticalNet. He was also VP of Marketing for YellowPages.com. David is also a "Army brat," having his father served in the U.S. Army.



Chief Medical Advisor: Dr. Ron Poropatich

Retired Colonel Dr. Ron Poropatich, MD retired from the US Army in 2012 after serving more than 30 years as a Pulmonary/Critical Care Medicine physician. He currently serves as the Director for the Center for Military Medicine Research at the University of Pittsburgh. He is a Professor in the Department of Medicine, at the University of Pittsburgh and is also a Professor of Medicine at the Uniformed Services University of the Health Sciences in Bethesda, MD. He is the former President (2002-2003) and Board Member of the American Telemedicine Association.



Chief Technology Officer: Preston Weir

A 2012 graduate of Boston University, Preston has a broad base of expertise in a variety of technologies, including telephony, computer networks, software programming, as well as data protocols associated with medical alert devices. He supervises the evaluation and integration of products and the integration of the numerous back-office software systems required for sales, fulfillment, inventory, and customer service management.

BlueStar Management Team [3/3]



Channel Manager: Sandy Daniels

A retired two-star Admiral, Sandy's Navy service spans 35 years, starting as a P-3 pilot, transitioning to space and information warfare. She also has 15 years experience as a defense contractor, supporting a variety of customers. Her father is a veteran, having served 20 years in the Air Force. She brings a fresh perspective as well as a desire to expand our ability to support our veterans.



Chief Financial Officer: Glenn Klein

20 years of accounting and financial management experience, including VP of Accounting, Controller, IT Network Manager, and Director of Accounting/Finance roles at commercial companies and federal contractors ranging in size from $35 million to $200 million. BS in Business, MBA in Accounting.



Customer Service Manager: Maryam Parsa

Maryam graduated from the University of Maryland, College Park in 2015 with a degree in Public Health. She has several years of experience in client relations, management and communication. Currently, she oversees all customer service agents. She develops and implements the policies and procedures that ensure BlueStar delivers the highest service level standards possible.

4

Board of Directors

BlueStar Board of Directors



Jeffrey Dunham

Jeff is founder and President/CEO of Dunham & Associates Investment Counsel. He is CEO of Dunham Trust Company, and President of Dunham Funds. Dunham and Associates was founded in 1985 and has $2.6 billion in assets under management. Dunham Trust services 500 families. On the investment side, Dunham & Associates serves roughly 10,000 households in all 50 states. Dunham runs 15 public mutual funds and an NV trust company used by hundreds of investment firms, including UBS, Wells Fargo, Morgan Stanley, Merrill Lynch, Schwab, etc.



Dave Rich

Dave spent a career at Accenture, where he was Global Managing Director for Accenture Analytics. He later became CEO of Revolution Analytics, which was recently acquired by Microsoft. His areas of expertise are in new business development, managing large scale global change programs and the preparation, transition, and management of outsourcing contracts. Dave is a graduate of the U.S. Naval Academy with a Bachelor of Science degree in Management and Technology and is a service-disabled veteran. He is an investor in BlueStar, and lives in Fort Worth, TX.



Mark Sandler

Mark started his career as a lender at Connecticut Bank and Trust, specializing in the security industry. Since 1988 he has run his own companies, investing in, lending to, and arranging mergers and acquisitions within the security and medical alert industry. He is founder and managing member of SPP Advisors, a business and financial advisory firm operating exclusively within the security and medical alert industry. He is an investor in BlueStar and lives in Charleston, SC.

BlueStar Advisory Boards

Veteran Advisory Board

The Veteran Advisory Board includes 14 generals and admirals from every service, and includes doctors, nurses, and medical management professionals.



The Honorable
Tom Hall



Dave Huntoon
LTG, USA



Doug Crowder
VADM, USN



Ted Bowlds
LT GEN, USAF



Mel Spiese
MG, USMC



Duncan Smith
RADM, USCG



George Alexander
MG, ARNG



Gary Profit
BG, USA



Chip Utterback
LT GEN, USAF



Dr. Bryan Gamble
BG, USA



Dr. Chuck Harr
RDML, USN



Keith Thurgood
MG, USA



Cindy Dullea, RN
RDML, USN



Dr. Don Bradshaw
BG, USA

Business Advisory Board

The Business Advisory Board is an informal kitchen cabinet of shareholders and friends, providing specific expertise in startups, fund-raising, marketing, government relations, and banking. 6 of the 7 are military.



Brooks McFeely
CEO



Doug Redding
CFO



Al Berkeley
CEO of NASDAQ



Tom Aiello
CEO



John Mustin
CEO



Shannon Scott
Lobbyist



Bill Wray
CTO

5

Shareholders

BlueStar Shareholders [1/4]

Alphabetical Listing

Shareholder	Rank	Overview
George Ballance		Former CEO of a national manufacturing company, recently retired as a two-star Admiral serving as Commander, US Fourth Fleet.
Michael Browne		Retired Rear Admiral (submarines, engineering duty officer), and now a senior executive at IBM, in charge of Watson technology worldwide.
Eli Boufis		Chicago businessman and Managing Director of Driehaus Private Equity. An expert in recurring-revenue-model companies.
Andy Boyd		Currently a management consultant, board member, and advisor for startups. Previously was head of Business Development at Agility Recovery.
Bob Boyd		CEO of Agility Recovery, originally a division of General Electric. Prior to Agility, was VP and GM of Muzak International, where he grew revenue 12-fold.
* K. J. Braithwaite		Retired Navy admiral, then CEO of a national medical supply and logistics firm. **Was the US Ambassador to Norway and, in summer 2020, was sworn in as the Secretary of the Navy**.
* Allie Coetzee		Retired two-star Admiral, finishing her career on the staff of the Secretary of the Navy at the Pentagon, specializing in logistics and acquisition. **Was the deputy Secretary of the Small Business Administration**.
* AB Cruz		Retired Rear Admiral (surface warfare), was **SVP at USAA**, in the corporate counsel's office.
* John Dalton		**President Bill Clinton's Secretary of the Navy in the 1990s**. Prior to that, he enjoyed a very successful career in the financial services industry. One of a handful of alumni designated as Distinguished Graduates of the Naval Academy.
Dirk Debbink		Retired Vice Admiral (surface warfare), former Chief of the Navy Reserve. Now CEO of a large construction company in Wisconsin.
Dean Dorman		Former Army Officer (USMA 86), who then went to McKinsey and GE. Now a senior executive at TPG Capital, a Top 5 Global Private Equity Firm.
* Richard Driehaus		Investor, fund manager, and philanthropist in Chicago. Founder of Driehaus Private Equity. His firm has $11 B in assets. **Named by Barrons as one of 25 most influential in the mutual fund industry in the last 100 years.**

BlueStar Shareholders [2/4]

Alphabetical Listing

Shareholder	Rank	Overview
Elm Capital		Partners Margot Rubin and David Elliman manage this private investment firm in NYC.
John Eydenberger		Naval Academy grad, nuclear engineer, was Chairman of Deutsche Bank America. Now senior manager at CitiBank.
Paul Gaumnitz		Successful career in medical technologies (most recently at Polymedica). Now running Members First, and a partner at Mesa Capital Partners.
Jeff Few		30 years in the security and medical alert industry. CEO of Legacy Security, monitoring 125,000+ customers across the US.
* John Hopper / Ziegler Link-Age Fund		**John is CIO for the Ziegler Link-Age Innovation fund. Ziegler is the national leader in investment banking in the senior industry. It has established the Ziegler Link-Age fund to invest in senior innovation and technology.**
Chris Fullerton		Chris is a Regional Managing Director for Natixis, which is a global asset manager with over $1 trillion in assets under management.
Dan Heard		CEO of John H. Carter Company, an Oil-and-Gas Services company in Louisiana.
Chris Himes		Former SVP at SalesForce.com, Chris now runs Bristlecone Capital, which invests in social enterprises, startups, and real estate.
* John Jennings		CEO of a major southwest regional security company, Safeguard Security. A lifetime of experience in recurring-revenue-model industry. **Named to US Security Industry Hall of Fame.**
Carl Jones		Army veteran and senior executive at Georgia Power. Career in utility industry.
Michael Johnson		Retired Captain, US Navy (submarine officer), now a senior executive in worldwide sales at Eaton Corp.
Thomas and Markus Kalina		Markus manages Atalo Capital in New York City. His brother Thomas is COO of an IT firm in Munich.

BlueStar Shareholders [3/4]

Alphabetical Listing

Shareholder	Rank	Overview
Pete Kurzenhauser		Retired Navy Captain (surface warfare), successful entrepreneur, currently servicing in a senior position in the intelligence industry in DC.
Randy Lawson		CEO of LawCo Energy, an oil-and-gas developer in Bentonville Arkansas.
Ted and Kristin LeClair		Both are senior executives in the financial services industry. Ted currently serves in the Navy Reserves, commanding US Navy reserve forces in the western Pacific as a Rear Admiral.
Brooks McFeely		A former naval officer, now a successful entrepreneur and founder/CEO of MT Newswires, which provides 24/7 newsfeeds to financial institutions.
John and Kim Mustin		John is CEO and founder of Wasabi Rabbit, a digital media agency in NYC. He currently serves as a three-star admiral in the Navy as Commander Navy Reserve Forces. Kim is a senior manager in the financial services industry at Bernstein wealth management.
Chris Nordeen		Retired from a successful career in the financial industry, focusing on real estate. Now a practicing triathlon athlete.
David Rich		Former naval officer and senior partner at Accenture. Now CEO of Revolution Analytics, which was recently acquired by Microsoft. Board Member.
Mark Sandler		Investment banker and advisor, with 25 years of experience in the security and medical-alert industry. Board Member.
* Anthony Scaramucci		Founder of Skybridge Capital, a global alternative investment firm with $1.3 B in assets. Significant supporter of veteran and military-related causes. **Host of "Wall Street Week" on Fox Sunday morning TV.**
Richard Scheiner		Manager of LaneGate Partners, an investment firm in New York City.
* David Schwarz		**Renowned Washington DC-based architect, winner of the Driehaus Prize for architecture**, awarded through Notre Dame. Invested through his firm Composite Capital.
* Dr. Stephen Shaya		**CEO of J&B Medical Supply in Michigan, one of the nation's largest medical supply consortiums, shipping one million boxes of supplies monthly across America.**

BlueStar Shareholders [4/4]

Alphabetical Listing

Shareholder	Rank	Overview
Lauren Stack		Former director of the Corcoran Gallery in Washington, now CEO of B2G Capital in Alexandria. On the board of The Capitol Post, a veteran-based incubator in the DC Metro Area.
Scott Slocum		Scott is a retired Navy captain, Princeton undergrad, Harvard MBA. He is currently a project manager at Navy Federal Credit Union and serves on several non-profit boards.
Stony Lonesome Group		A veteran-based investment group operating out of New York City. Managing director is West Point grad Sean Drake.
Michael Wilda		Active duty Army Major, previously infantry/ranger, now signal corps/cyber. While in DC getting a masters in cyber, he worked part-time at Blue Star.
Bill and Pat Wray		Rob's brothers, both Bill and Pat graduated from West Point and served in the Army Corps of Engineers. Pat is now a senior government civilian with the Army, and Bill is a senior officer at a bank in New England.

Shareholder Biography: Kenneth J. Braithwaite

Secretary of the Navy and former US Ambassador to Norway



Rear Admiral Kenneth J. Braithwaite, United States Navy (Retired) was nominated by the President of the United States to serve as the 31st U.S. Ambassador to the Kingdom of Norway. On Thursday, February 8, 2018, Kenneth J. Braithwaite presented his credentials to Norway's Head of State, His Majesty King Harald V, and was thereby formally accredited as U.S. Ambassador to Norway.

Ambassador Braithwaite recently concluded his service as the Regional Chief Executive of VHA/Vizient MidAtlantic and New England, LLC a member-owned hospital group purchasing organization serving hospitals and health systems throughout the greater eastern seaboard. He assumed those duties in November of 2011 and since joining the organization tripled it in size initially merging the former regions of VHA East Coast, LLC with VHA Pennsylvania, LLC. In 2014 he completed the current construct of the enterprise by leading the merger of VHA Empire-Metro, LLC into the greater VHA Mid-Atlantic Region. He is most proud of the fact that this division has gone from last to first in overall sales revenue as well as both member satisfaction and employee satisfaction among all divisions of the company during this short period of time.

Ambassador Braithwaite is a 1984 graduate of the United States Naval Academy, Annapolis, Maryland and the first of his class selected for flag rank after only 21 years of active service. Qualified as a Naval Aviator, he flew anti-submarine warfare (ASW) missions tracking Soviet submarines throughout the Northern and Western Pacific and Indian Ocean regions as part of Patrol Squadron 17 and Patrol Wing 2. Other assignments during his military career included serving as a Special Assistant in the Office of Legislative Affairs, U.S. Senate Liaison Office Capitol Hill; Director of Public Affairs aboard the aircraft carrier USS America (CV-66) with additional duty to the Commander Carrier Group Two and Commander, Striking Force Sixth Fleet where he operated above the Arctic Circle; Chief of Public Affairs, to the Commander of Naval Base Philadelphia during the White House Base Closure Commission; Commanding Officer of Navy Combat Camera Command, deploying with this command as part of the initial invasion into Iraq in 2003; Director Joint Public Affairs Expeditionary Command, US Joint Forces Command; Chief of Strategic Communications to the US Ambassador, Islamabad, Pakistan with additional duty to the Commander, Combined Forces Command/ISAF, Afghanistan; and finally as Vice Chief of Information for the United States Navy.

During periods of inactive service, Ambassador Braithwaite served as Manager of Operations, Atlantic Richfield Chemical Inc.; Executive Director & Senior Advisor to U.S. Senator Arlen Specter, (R-PA); Vice President of Government Affairs, for Ascension Health the largest healthcare system in the United States and Executive Director, Delaware Valley Healthcare Council, Philadelphia. He received his graduate degree from the University of Pennsylvania, Fels School of Government. While a graduate student, Admiral Braithwaite was elected as a Councilman within the County of Delaware, Commonwealth of Pennsylvania. He was Chairman of the Planning Commission for which he was responsible for zoning issues. Admiral Braithwaite has also completed additional graduate work at the Naval War College in Newport, Rhode Island as well as courses at the Air Command and Staff College, Maxwell Air Force Base, Montgomery, Alabama. Admiral Braithwaite has been awarded the Navy-Marine Corps Commendation Medal with Combat "V" for valor based on his actions in the Iraqi theater of operations. He has also been awarded the Legion of Merit, the Defense Meritorious Service Medal (2 awards), Meritorious Service Medal, Navy Commendation Medal (4 awards), Navy Achievement Medal, and the Combat Action Ribbon in addition to several other campaign medals and ribbons.

Shareholder Biography: John Dalton

Former Secretary of the Navy, Financial Executive



On July 1, 1993, President Clinton nominated John H. Dalton to become the Secretary of the Navy. He served from 1993 to November of 1998.

Previously, Mr. Dalton ran the San Antonio, Texas, office of Stephens Inc., a Little Rock, Arkansas-based investment banking firm. Prior to Stephens he was Managing Director of Best Associates and Mason Best Company, merchant banking firms headquartered in Houston and Dallas respectively.

From 1984 to 1988 he served as Chairman and Chief Executive Officer of Freedom Capital Corporation in San Antonio, and President of the Sequin Savings Association. Prior to this position, he was President of the Real Estate Division of the Gill Companies of San Antonio. President Carter nominated Mr. Dalton to the Federal Home Loan Bank Board in December 1979, where he served as a member and chairman until July 1981.

Mr. Dalton was President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development before being appointed to the Bank Board. He began his public service career after serving with the investment banking firm of Goldman, Sachs & Company in Dallas, Texas.

In 1971 he received a Master of Business Administration Degree from the Wharton School of Finance and Commerce of the University of Pennsylvania. Mr. Dalton attended Louisiana State University for one year before attending the U.S. Naval Academy. He graduated with distinction from Annapolis in 1964 having served as Deputy Brigade Commander, the Academy's number two ranking position. He was a finalist in the Rhodes Scholarship competition.

Serving in the Navy from 1964 to 1969, he received naval nuclear power training and served aboard the submarines USS BLUEBACK (as Supply and Commissary Officer) and JOHN C. CALHOUN (as Main Propulsion Assistant, Communications Officer and Weapons Officer). He attained the rank of Lieutenant while serving on active duty. Subsequently, he was promoted to Lieutenant Commander in the U.S. Naval Reserve.

Mr. Dalton was recognized by the National Security Caucus as their prestigious International Security Leadership Award recipient for 1997. The award recognizes Mr. Dalton's "leadership and vision in promoting American seapower and a bipartisan maritime strategy." Previous award winners include: former Presidents George Bush and Ronald Reagan; former Secretaries of Defense William Perry and Caspar Weinberger; and former Senators John Stennis, John Tower, Henry Jackson and Sam Nunn. Mr. Dalton is the first service secretary to receive this award. The National Security Caucus Foundation has also established the John H. Dalton Congressional Fellowship in Maritime Strategy Studies in his honor. Mr. Dalton also holds an Honorary Doctor of Laws degree awarded by Trinity College in 1997.

Shareholder Biography: Richard Driehaus

Philanthropist, Financial Asset Manager



Richard H. Driehaus is the CEO of Driehaus Capital Management, with approximately $11 billion in assets under management. He is the architect of Driehaus Capital Management's equity investment philosophy. He has overall responsibility for ensuring the integrity of the equity investment philosophy and reviewing absolute and relative investment performance of various equity strategies.

Mr. Driehaus has been featured in numerous print and television financial media. He is widely viewed as the founder of "momentum investing." Barron's named Mr. Driehaus to its 20th Century All-star Team, identifying him as one of the most influential members of the investment community during the past century.

From 1968 through 1973, Mr. Driehaus developed research ideas for the institutional trading department at A.G. Becker & Co. In 1973, he became director of research for Mullaney, Wells & Co. In 1976, he became director of research and a money manager for Jesup & Lamont. He founded Driehaus Securities in 1979, followed by Driehaus Capital Management in 1982 and Driehaus Mutual Funds in 1996.

Mr. Driehaus holds a B.S.C., MBA and an honorary doctorate degree from DePaul University.

Shareholder Biography: John Eydenberg

Former Chairman, Deutsche Bank Americas



John Eydenberg is the Chairman for Deutsche Bank Americas based in New York. His prior positions include Vice Chairman of the Corporate and Investment Bank, Americas Co-Head of Investment Banking Coverage, Global Head of Financial Sponsors and Head of Leveraged Finance. John currently sits on the Global CIB Executive Committee and is Chairman of Deutsche Bank's Americas Advisory Board. He is also a senior sponsor of Deutsche Bank's diversity and recruiting efforts.

John joined Deutsche Bank from Morgan Stanley where he worked in Leveraged Finance and was a member of the team that developed the syndicated loan product in 1996. John also worked as a consultant for McKinsey & Company and was an officer in the U.S. Navy.

He holds a Bachelor of Science degree from the U.S. Naval Academy and a Master of Arts degree from the University of Maryland. He is active with veteran's charities and co-founded Veterans on Wall Street, a consortium of financial services firms dedicated to reducing veteran's unemployment and supporting veterans causes. He serves as the Chairman for the Deutsche Bank Americas Foundation, a Trustee for Prep for Prep, and is a member the YPO Metro Chapter and Friends of Mount Sinai. He is married to Mrs. Darin White Eydenberg and has five children.

Shareholder Biography: John Hopper

Zeigler Link-Age Innovation Fund



The Ziegler Link-Age Funds are growth-oriented innovation funds, focused on technology, tech-enabled services and emerging care delivery models in the post-acute and aging markets. Across these verticals, the profile of companies in which the Fund will invest will typically have reached commercialization stage with a differentiated solution and are believed to feature prospects for growing revenue.

John Hopper currently serves as the Managing Director of Link·Age Ventures, a wholly owned subsidiary of Link·Age focused on making investments in companies providing products, services and technology to the aging marketplace. John was also the Founder and Partner of Silverstone Advisors –Blackbird Capital Group, LLC ("Silverstone"). Silverstone is a boutique investment banking firm providing merger and acquisition services, including valuation, due diligence, capital raising, buy side engagements and sell side engagements. Prior to the founding of Silverstone, he was the Chief Executive Officer of a regional network servicing company, and held numerous executive positions in the financial services industry with Fifth Third Bank, AmSouth Bank and Mellon Bank. John holds a J.D. degree from The Ohio State University College of Law and an M.B.A. from the University of Pittsburgh. Hopper received his B.A. from Mount Union College.

Shareholder Biography: John Jennings

Security Industry Hall of Fame



More than 35 years of guiding one of industry's most respected companies, Safeguard Security, as well as tirelessly pushing industry causes forward and openly sharing business wisdom with colleagues.

Transformed firm from small residential security and patrol business to a fully thriving integrated security and solutions company routinely posting double-digit growth.

Helped establish Public Safety Committee for Arizona Burglar & Fire Alarm Association, one of the most respected, innovative and modeled in the nation.

Helped unify California Alarm Association and New York Burglar and Fire Alarm Association while co-chair of NBFAA's Charter Chapter Committee.

Served as chairman of Security Network of America Association for five years.

Received NBFAA's Morris F. Weinstock Award in 1991 for industry contributions.

One of three children, his father owned a life insurance company before acquiring a Photo Scan of America franchise in 1966 and then installing alarms in 1968; mother was a homemaker.

Married to Ricki Dee for 34 years, with one daughter, Sarah, who works for Safeguard.

Earned bachelor's degree from University of Arizona in 1975 in public management.

Current chairman of board for nonprofit Hospice of the Valley.

Other interests include golf, traveling the world to fly fish and flying.

Shareholder Biography: Anthony Scaramucci

Export-Import Bank of the United States



Mr. Anthony Scaramucci, J.D., serves as Senior Vice President and Chief Strategy Officer at Export-Import Bank of the United States. Mr. Scaramucci founded SkyBridge Capital II, LLC in 2005 and served as its President and Co-Managing Partner.

He is the Founder, President and Co-Managing Partner of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. Mr. Scaramucci worked at Lehman Brothers as a Managing Director in its investment management division. He had co-founded Oscar Capital Management. Previously, Mr. Scaramucci was a Vice President in private wealth management at The Goldman Sachs Group. He was employed at Fidelity Investments. Mr. Scaramucci worked at SWWT Inc.

He serves as the Vice Chair of the Kennedy Center Corporate Fund Board. Mr. Scaramucci is a Non-Executive Director of Advisory Board of ZAN Partners Limited. He is a Board Member of Warrior Gateway, The Brain Tumor Foundation and Business Executives for National Security, Inc. Mr. Scaramucci sits on the Board of Advisors of the School of Arts and Sciences at Tufts University. He is a Trustee of the United States Olympic & Paralympic Foundation.

In 2011, Mr. Scaramucci received the Ernst & Young Entrepreneur of The Year New York Award in the financial services category. He is the host of "Wall Street Week".

Mr. Scaramucci is the author of "The Little Book of Hedge Funds: What You Need to Know About Hedge Funds but the Managers Won't Tell You" and "Goodbye Gordon Gekko: How to Find Your Fortune Without Losing Your Soul". He is a regular contributor to Fox Business Network and Fox News Channel.

Mr. Scaramucci earned a J.D. from Harvard Law School and a B.A. in Economics from Tufts University.

Shareholder Biography: David Schwarz

Award-Winning Architect



David M. Schwarz is the Founder & Chairman of the Washington, DC-based design firm David M. Schwarz Architects. Mr. Schwarz received his Bachelor's Degree from St. John's College in Annapolis, Maryland and earned his Masters of Architecture from Yale University in 1974.

Mr. Schwarz was recently named the 2015 Driehaus Prize Laureate, was the 2014 recipient of the Arthur Ross Award and received one of the first President's Awards from the National Building Museum. His work has also received awards from the Urban Land Institute, Congress of New Urbanism, American Institute of Architects, Society of American Registered Architects, National Sculpture Society and others.

In addition to his duties at DMSAS, Mr. Schwarz also serves as Chairman of the Yale School of Architecture Dean's Council; a member of the Executive Committee of the Yale University Capital Campaign; and has previously led studios at both Yale University and the University of Notre Dame. Mr. Schwarz is a Sterling Fellow at Yale University.

Mr. Schwarz is also a past member of the Board of Directors of the National Building Museum, the Board of Overseers for the Corcoran Gallery of Art, and the Institute for Classical Architecture and Classical America. Additionally, he serves as the Jury Chairman for the Vincent J. Scully Prize Fund Endowment of the National Building Museum.

Shareholder Biography: Dr. Stephen Shaya

CEO of J&B Medical Supply



Dr. Stephen Shaya graduated from Birmingham Brother Rice High School summa cum laude. He was awarded a merit scholarship to attend Wayne State University (WSU). During his time at WSU, Dr. Shaya won many leadership awards including the Outstanding Student Leader in 1991 and Howard Hughes Medical Institute Research Grant Awardee. He was selected to serve on the Wayne State University board of governors from 1991 to 1993. He attended Wayne State University Medical School and graduated in 1996. Dr. Shaya subsequently finished training in family practice at North Oakland Medical Center and pursued a fellowship at Wayne State University for occupational and environmental health.

Since 2004, Dr. Shaya has been the Chief Medical Officer (CMO) and Chief Executive Officer (CEO) of J&B Medical, a global data and health care solutions company. J&B, which was started in 1996, is a privately held company based in Wixom, Michigan. It has 16 different business enterprises with customers in 48 states and 28 countries. This innovative company has brought many new ideas and solutions forward to the delivery of health care and continues to strive to improve patient access and quality. His role oversees all strategy, innovation, and growth within J&B. By leading the planning and development of new enterprises, many describe Dr. Shaya as an intrapreneur; someone who behaves as an entrepreneur within a large organization.

Dr. Shaya has received many recognitions, including becoming a Knight of Grace for the Knights of Malta, the 2015 Global Distinguished Health Care Award from the Center of Economic and Leadership Development, the 2016 Global Health Care Innovation and Leadership Award and a United States Congressional Commendation. Recently, Dr. Shaya was named the 2017 Father of the Year by the American Diabetes Association.

6

Customer Testimonials

BlueStar has engaged a third-party firm to interview our customers and place their unfiltered feedback onto a Consumer Advocate website.

Of our last 100 reviews, our average score was 4.9 out of 5 stars.

All 300+ reviews are available for public view on the web.

Customer Testimonials [1/4]

"I am a 90-year young WW2 veteran. We were thrilled to locate a medical alert company owned and operated by veterans, that donates part of their profits to charities working for veteran-related causes. **I highly recommend BlueStar!**"	**Virgil Hunter** **BBB website**
"I went on the internet to see what was the best in our area, and **BlueStar came up as the best medical alert system in the area**. Plus, my father is a veteran and so I decided to take that medical alert system. I like the guys, and they are really nice when I have a discussion about billing."	**Shelli Noble** **Smyrna, TN**
"I chose BlueStar because of the veteran thing, and I like them. I have pressed the help button on my device, and the response **service was very good. Plus, their team had a good level and were very helpful.**"	**Kathy Bass** **Stephenville, TX**
"BlueStar was upfront about costs, their limitations and worries, which weren't very many, and I was pleased with what I heard from them. **I had checked four or five units before I decided to go with them**. I am perfectly happy with this BlueStar unit. I press the button to test the device once a week to make sure that it is working, and their team's responses is very fast."	**Gayle Anderson** **Lansing, MI**
"Overall, BlueStar HonorCare is a good company and **I like the way they handle things**. They're very nice."	**Edward Myers** **Mount Holly, NJ**

Customer Testimonials [2/4]

"I fall a lot and got the medical alert system from BlueStar after a vet told me about it. I like it. I've messed up by accidentally touching the help button, and the team at BlueStar called me right away. So far, it's nice and good with them. **They're very courteous and responsive and the best**."	**William Flemings** **Greenville, SC**
"I love my little pendant. I feel really safe."	**Patty Morris** **Camden, DE**
"The BlueStar features and convenience just can't be beat!"	**Alan Goodwin** **Homewood, IL**
"Wonderful company to do business with. The BlueStar Ranger detects falls so easily! Love the service."	**Leola Martinez** **Grove City, OH**
"I'm so grateful that my mom was wearing her BlueStar device. If she did not have her alert and had such a quick response, she may not be here today. Thank you BlueStar!	**Kelly Hogenson**
"Great product—great services—works great. Puts our minds at ease."	**Sarah Whaley** **Alivia, AR**
"My satisfaction is 100% based on ease of us, comfort, proficiency, excellent service, and affordability. BlueStar is the best!	**Jacqueline Berner** **Laguna Woods, CA**

Customer Testimonials [3/4]

"I originally purchased another device and had a plethora of problems. BlueStar has been far superior in service, explanations, and the quality of the hardware. I feel safer now."	**Linda Flowers** **Lancaster, OH**
"Easy to order, best price—I am very pleased with BlueStar SeniorTech. My Mom loves it, and I don't have to worry."	**Elizabeth Zoole** **Olivette, MO**
"Well-organized company with expeditious service. The hardware is easy to use for my 91-year-old mom. I cannot say enough good things about BlueStar!"	**Linda Flowers**
"You have a great company. Your folks have been perfect to work with."	**Paul Galanti** **Norfolk, VA**
"I'm an amputee and I fall a whole bunch of times. When I needed help, it wasn't long before somebody was there. BlueStar has been caring and trustworthy. I feel more secure when I'm left alone at home."	**Amelia** **Wakefield, VA**
"The people at BlueStar were very friendly and understanding. They helped and worked with me. I recommend them highly."	**Michael Kinner** **Elmira, NY**
"I'm glad that I have BlueStar. It makes me feel safer in the house, especially when I'm by myself."	**Willie Ochoa** **Waco, TX**

Customer Testimonials [4/4]

"BlueStar's response service was wonderful. I feel very safe and secure since I have it."	**Donna Snyder** **Dover, PA**
"The customer service rep actually did what he said he would do. They have been great."	**Rhonda Kuykendall** **Conway, AR**
Patty Morris of Camden Delaware was getting grocery bags out of the car one night and fell down in the driveway. She lives alone, and was scared, so she used her BlueStar Ranger to call for help. BlueStar sent the town's emergency responders, who helped her up and carried her groceries into her home. Patty told us: "Thank God for this pendant. I didn't believe in them before, but I believe in them now!"	**Patty Morris** **Camden, DE**
Alan Goodwin lives near his mom Lillian in Homewood Illinois. After grocery shopping, his mom dropped her purse, which contained the BlueStar Ranger. BlueStar detected a fall, and notified Alan, who ran over to Mom's house, only to find that she was fine. But Alan and Lillian loved the response. He told us, "She was amazed by how fast—and I mean FAST—the process worked!"	**Alan Goodwin** **Homewood, IL**

Testimonial from the Better Business Bureau

Senior consumers often rely upon the Better Business Bureau (BBB) to confirm the legitimacy of a company before buying.

The letter shown was sent by the Better Business Bureau to BlueStar in January of 2020, recognizing our superlative record and our A+ rating.

Admiral Wray:

According to our records, BlueStar has had over 1000 inquiries to BBB, and only 1 complaint, which you quickly fixed. Those statistics are off the charts! Like nothing I've seen. That's exemplary work on your part. I wish all our BBB clients had a record like yours. Congratulations!

Ray Cox, *Accreditation Representative*
Better Business Bureau
serving Metro Washington DC and Eastern Pennsylvania

1411 K Street NW, 10th Floor
Washington, DC 20005

Email: rcox@mybbb.org
bbb.org, Start with Trust®

7

Success Stories

Success Stories [1/3]

Patty Morris of Camden Delaware was getting grocery bags out of the car one night and fell down in the driveway. She lives alone, and was scared, so she used her BlueStar Ranger to call for help. BlueStar sent the town's emergency responders, who helped her up and carried her groceries into her home. Patty told us: "Thank God for this pendant. I didn't believe in them before, but I believe in them now!"	**Patty Morris** **Camden, DE**
Alan Goodwin lives near his mom Lillian in Homewood Illinois. After grocery shopping, his mom dropped her purse, which contained the BlueStar Ranger. BlueStar detected a fall, and notified Alan, who ran over to Mom's house, only to find that she was fine. But Alan and Lillian loved the response. He told us, "She was amazed by how fast—and I mean FAST—the process worked!"	**Alan Goodwin** **Homewood, IL**
Jennifer Phillips of Kannapolis North Carolina is lucky to have her elderly mom living in a small guest house right next to her. Unfortunately, her mom fell, and couldn't get up by herself. She couldn't reach the phone. BlueStar detected the fall, and contacted Jennifer, was able to rush to the guest house and help her mother up. Jennifer told us, "If it wasn't for BlueStar, Mom could have been left there on the floor for hours."	**Jennifer Phillips** **Kannapolis, NC**

Success Stories [2/3]

Nelson Engelbrecht of Charlotte, North Carolina, was alone at home last month—his wife was out of town. Near midnight, he passed out, some 24 hours before his wife was due to return. Fortunately, he had just weeks before become a BlueStar customer. BlueStar got him the help he needed. He told us, "If it had not been for BlueStar, I would have laid on the floor until my wife returned home. I am a true believer!"	**Nelson Engelbrecht** **Charlotte, NC**
Rita Herring of Hinesville Georgia was at home when she lost power in her neighborhood, so although it was after dark, she walked out to her car to charge her electronics. On her way back into the house, she tripped, fell, and broke her arm. She could not get up, and her phone was in the car! Fortunately, she was wearing her BlueStar device, and help arrived quickly to take her to the hospital. She told us, "I can't tell you how thankful I am. If it wasn't for BlueStar, I don't know what I'd do!"	**Rita Herring** **Hinesville, GA**
Norma Brown, 85, of Plain Dealing, Ohio, still mows her own lawn. Recently, however, as she was mowing, she hit a tree branch—it knocked her down and gave her a "beautiful black eye" (her words). She was a bit shocked and was bleeding, so she activated her BlueStar alert, and in minutes paramedics were there by her side. She told us, "I'm so glad I had it with me—it could have been so much worse," and added, "I appreciate your calling—it's unusual for a company to check up on me like this."	**Norma Brown** **Plain Dealing, OH**

Success Stories [3/3]

Tiffany Hanna drives a truck for a living. She reports that while on the road, she witnessed a horrific 3-car accident on the westbound side of Interstate 44 in Illinois. She pulled over, pulled out her BlueStar device, and pushed the button for help. The wreck was bad—children were thrown from one vehicle onto the highway. BlueStar immediately dispatched help to her location. She wrote us, "I was very pleased with the prompt response. I am happy I had this device because I'm sure I was the first to alert officials. Thanks BlueStar!"	**Tiffany Hanna**
Jeffrey Lee Miller of Piqua Ohio says, "I'm not old yet, but I feel like I'm 100 sometimes." He worked hard all his life, and his equilibrium is not good. He's called for help using his BlueStar device three times. He told us, "The people who answer my call have been really phenomenal. They're nice, courteous, and down-to-earth. I'd recommend them."	**Jeffrey Lee Miller** **Piqua, OH**
Iris Tavales of Deltona Florida wrote to us, "We decided to get help because I fell three times, and I passed out in the shower. I ordered a medical alert from BlueStar and I like it. Their price was good and the person who talked to me was very nice and gentle. I use it at home and the response service is very fast. Everybody at BlueStar was very nice to me, very professional and kind. I have trouble with my English and they talk very slowly. They're good persons."	**Iris Tavales** **Deltona, FL**

8

Employee Testimonials

Employee Testimonials

"**35 years in sales** from New York to Florida, and I've never been with a company that treats its employees with so much dignity, and genuinely values our feedback."	**Jim Coyne**
"BlueStar HonorCare is **by FAR the absolute BEST place I have EVER worked! INTEGRITY is tops**. BlueStar has a purpose that EVERYONE working here shares."	**Joy Field**
"**At BlueStar we save lives!** It makes me proud to know that every time we help a new customer get started, we are potentially saving another life."	**Linwood Johnson**
"**BlueStar is a great place to work**. I welcome the opportunity to help veterans and their families. Recently I received a call from a customer thanking me for helping to protect her father. He had previously fallen in the yard and spent 2 hours in the snow. Two weeks later, he had another fall in the yard, and this time he used his BlueStar device and help arrived promptly."	**Terry Davis**
"I have been working in call centers for almost ten years and in all those years I have never worked for a better CEO than Admiral Robert Wray. He treats every employee with respect and courtesy. **I cannot imagine working anywhere but at BlueStar.**"	**Allen Buchanan**

BlueStar on the marquee in Times Square on Veterans Day

BBB ACCREDITED BUSINESS A+ Rating

Amac

Service Disabled Veteran Owned Small Business SDVOSB CVE

AMERICAN LEGION U.S.



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BlueStar SeniorTech

7619 Standish Place, Rockville MD 20855

www.bluestarseniortech.com

Robert O. Wray, CEO
robert.wray@bluestarseniortech.com